Exhibit 1.01
Arotech Corporation
Conflict Minerals Report
 For The Year Ended December 31, 2016
Arotech Corporation (“Arotech”) is submitting this report for the year ended December 31, 2016 in order to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). For the purpose of the required Reasonable Country of Origin Inquiry (“RCOI”), Arotech continued to receive supply chain responses through May 19, 2017. The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”).
The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. According to the rule, companies that utilize any of the “3TG” minerals (columbite-tantalite, also known as coltan (the metal ore from which Tantalum is extracted), cassiterite (the metal ore from which Tin is extracted), wolframite (the metal ore from which Tungsten is extracted), or Gold, or their derivatives) in their products in any quantity need to conduct a reasonable “country of origin” inquiry (“RCOI”) to determine whether any of the minerals originated in the “Covered Countries” (the Democratic Republic of the Congo or any country sharing a border with the DRC; namely the Republic of the Congo, the Central Africa Republic, Tanzania, South Sudan, Burundi, Zambia, Rwanda, Angola and Uganda) or are from scrap or recycled sources. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.
If a registrant can establish that the conflict minerals originated from sources other than the Covered Countries, or from recycled and scrap sources, it must submit a Form SD that describes the Reasonable Country of Origin Inquiry completed.
If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if it is unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the conflict minerals’ source and chain of custody. The registrant must annually submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.
For the 2016 reporting period, consistent with the “Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule,” made public by the Securities and Exchange Commission on April 29, 2014 ( https://www.sec.gov/News/PublicStmt/Detail/PublicStmt/1370541681994), Arotech did not obtain an independent private sector audit.
1.          Company Overview
This report has been prepared by management of Arotech Corporation (herein referred to as “Arotech,” the “Company,” or “we”). The information includes the activities of all majority-owned subsidiaries that were required to be consolidated at December 31, 2016.
We are a defense and security products and services company, engaged in two business areas: interactive simulation for military, law enforcement and commercial markets; and power systems for the military. We operate in two business areas: interactive simulation for military, law enforcement and commercial markets; and batteries and charging systems for the military, commercial and medical markets.

2.          Products Overview
Our product lines are classified in the following categories: simulation systems, and batteries and power systems. Simulators invariably incorporate various computer products. Power systems, which include primary and rechargeable batteries, related electronic circuits and associated chargers for military applications, zinc-air batteries and chargers, incorporate electronic circuits and (in the case of certain of our water-activated batteries for lifejacket lights) tungsten light bulbs.
Based upon our internal assessment, we have concluded that all of the products that we manufacture contain or may contain 3TG minerals.
3.          Supply Chain Overview
In order to manage the scope of this task, we rely upon our suppliers to provide information on the origin of the 3TG minerals contained in components and materials supplied to us, including sources of 3TG minerals that are supplied to them from sub-tier suppliers. We integrated responsible sourcing of minerals requirement with our Conflict Minerals Policy and Supplier Code of Conduct. Our suppliers are expected to provide the 3TG sourcing information to us per our Conflict Minerals Policy.
We reached out to our suppliers with letters and emails explaining to them the relevant, emerging SEC requirements and Arotech’s due diligence expectations.
In addition, Arotech has performed comprehensive analysis of our product components, and the role that suppliers play throughout our manufacturing and product delivery processes. We defined the scope of our conflict minerals due diligence by identifying and reaching out to our current suppliers that provide components or engage in manufacturing activities that are likely to contain 3TG minerals. We based our inquiries on the due diligence guidance approved by the Organisation for Economic Co-operation and Development (Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition) (“OECD Guidance”), and launched our conflict minerals due diligence communication survey to these suppliers, who are suppliers to our product manufacturing in 2016.
4.          Reasonable Country of Origin Inquiry (RCOI) and RCOI conclusion:
We conducted an analysis of our products and found that the above-SEC defined “conflict minerals,” which are tin, tantalum, tungsten, and gold (3TG), can be found in Arotech’s products. Therefore, the products that we manufacture are subject to the reporting obligations of Rule 13p-1.
Despite having conducted a good faith reasonable country of origin inquiry, Arotech has been unable to determine the origin of all of the 3TG minerals used in its products.
5.          Conflict Minerals Status Analysis and Conflict Status conclusion:
Despite having conducted a good faith reasonable country of origin inquiry, Arotech has been unable to determine the origin of all of the 3TG minerals used in its products.

6.          Due Diligence Program
6.1.          Conflict Minerals Policy
Arotech Corporation Conflict Minerals Sourcing Policy
http://content.stockpr.com/arotech/media/affeb6db520e141d2a094cc8a51e206c.pdf
Arotech and Conflict Mining / Conflict Minerals
As a supplier of power systems and simulation technology, Arotech Corporation and our subsidiaries (Epsilor-EFL Ltd., UEC Electronics, LLC, and FAAC Incorporated) use certain metals in the products we produce. While we require all our suppliers to comply with our Conflict Minerals Sourcing Policy, we recognize the complex supply chain involved with certain metals and have taken steps to ensure that virgin metals we purchase do not originate in conflict mines.
“Conflict Mining” and “Conflict Minerals” refers to the illegal control of some mines in the eastern region of the Democratic Republic of Congo in Africa. The electronics industry uses certain types of metals, some of which are potentially refined from minerals obtained from these mines.
The primary minerals and metals that could potentially come from conflict mines are:
•   Cassiterite (tin)
•   Gold
•   Cobalt
•   Coltan (niobium and tantalum)
•   Wolframite (tungsten)
•   Pyrochlore (niobium)
The metals Arotech uses primarily consist of tin, gold and tungsten. Tin is used in certain copper-alloy terminals, some platings, and solder; gold is used in platings of some terminals; tungsten is used in the light bulbs in our water-activated lifejacket lights. Arotech does not directly purchase any of the other minerals and metals listed (cobalt, niobium and tantalum), so we are focusing our efforts on tin, gold and tungsten suppliers.
Arotech requires all our suppliers to conform to our Conflict Minerals Sourcing Policy (found at http://content.stockpr.com/arotech/media/affeb6db520e141d2a094cc8a51e206c.pdf), and requires immediate corrective action from suppliers who operate in violation of this requirement. Because the supply chain for these metals is complex, Arotech has taken the initiative to educate our tin, gold and tungsten suppliers, trace these metals to their source, and will take corrective actions if any conflict mines are used.
Arotech and its suppliers do not knowingly use any minerals obtained from conflict mines and will regularly query suppliers to verify our requirements are being met to help ensure the health and safety of all workers in our supply chain.
6.2.          Due Diligence Process
6.2.1.          Design of our Due Diligence and Description of the Due Diligence Process
Our due diligence processes and efforts have been developed in conjunction with the OECD Guidance and the related supplements for gold and for tin, tantalum and tungsten. Arotech designed our due diligence process, management and measures to conform in all material respects with the framework OECD Guidance.

Our conflict minerals due diligence process includes: the development of a Conflict Minerals Policy, establishment of governance structures with cross functional team members and senior executives, communication to, and engagement of, suppliers, due diligence compliance process and measurement, record keeping and escalation procedures. When smelters are identified by suppliers, we conduct a basic Internet search to verify that these smelters are not located in one of the Covered Countries. We periodically report to the Board of Directors with respect to our due diligence process and compliance obligations.
6.2.2.          Management Systems
As described above, Arotech has adopted a company policy that is posted on our website at http://content.stockpr.com/arotech/media/affeb6db520e141d2a094cc8a51e206c.pdf.
6.2.3.          Internal Team
Arotech has established a management system for complying with the applicable rules. Our management system includes the development of a Conflict Minerals Task Force led by our Senior Vice President and General Counsel, and a team of subject matter experts from relevant functions such as purchasing, quality assurance, manufacturing and sales. Senior management is briefed about the results of our due diligence efforts on a regular basis.
6.2.4.          Supplier Engagement
With respect to the OECD requirement to strengthen engagement with suppliers, we have reached out to our suppliers to inform them of our conflict minerals policies and have archived the received supplier responses to our RCOI. Feedback from this engagement has allowed us to render the conclusions and statement contained in this report.
6.2.5.          Maintain records
Arotech has established our due diligence compliance process and set forth documentation and record maintenance mechanism to ensure the retaining of relevant documentation in a structured electronic database.
6.3.          Steps to be taken to mitigate risk and maturing due diligence program
As we move towards developing our due diligence program, we intend to take the following steps to continue to mitigate any possible risk that the necessary conflict minerals in our products could benefit armed groups in the DRC or adjoining countries:
➢	Enhance supplier communication, training and escalation process to improve due diligence data accuracy and completion.
➢	Continue to influence additional smelters to obtain CFS status through our supply chain, where possible.
7.          Identify and Assess Risk in the Supply Chain
Because of our size, the breadth and complexity of our products, and the constant evolution of our supply chain, it is difficult to identify potential issues downstream from our direct suppliers.

We identified 585 direct suppliers for our simulation and battery products that are within the scope of our RCOI. Of these 585 suppliers, we received 383 responses to our request for information. We have relied on these supplier’s responses to provide us with information about the source of conflict minerals contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers.
8.          Design and Implement a Strategy to Respond to Risks
Arotech will work with suppliers who are sourcing from non-Conflict Free smelters to move towards using Conflict Free smelters within a reasonable time frame. The time frame will be dependent on the criticality of the specific part and the availability of alternative suppliers.
9.          Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

Arotech does not have a direct relationship with 3TG smelters and refiners, nor do we perform direct audits of these entities that provide our supply chain the 3TG minerals. However, we do rely upon the remediation efforts of the industry (for example, industry efforts to influence smelters and refineries to get audited and certified through an industry conflict minerals certification program).
10.          Report on Supply Chain Due Diligence and Results
A copy of this report is located on our website at http://content.stockpr.com/arotech/media/33ce733910430264bae8e2221ae212a2.pdf.
10.1.          Due Diligence Process
Using the OECD Guidance as a basis, we conducted a survey of the active Arotech suppliers described above. Our survey included questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the survey contained questions about the origin of conflict minerals included in their products, as well as supplier due diligence. When smelters were identified by suppliers, we conducted a basic Internet search to verify that these smelters are not located in one of the Covered Countries.
10.2.          Survey Responses
During the process of our review, Arotech identified 585 suppliers who were within the scope of RCOI. Of these, 383 responded to our inquiries. Of the 383 suppliers who responded to our inquiries, 364 provided origin information on their 3TG products indicating that their 3TG minerals were not from the Covered Countries, and 19 were unable to provide adequate origin information on their 3TG products. With respect to the 364 suppliers that provided origin information, 150 identified specific smelters.

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